STARFIELD RESOURCES INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
As at July 22, 2005
Form 51-102F1
FOR THE 1ST QUARTER ENDED May 31, 2005

FORWARD

This Management Discussion and Analysis (“MD&A”) provides relevant information on the operations and financial condition of Starfield Resources Inc., (“Starfield” or the “Company”) during the three month period ended May 31, 2005. This MD&A has been prepared as of July 22, 2005.

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003 and its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-cobalt-platinum-palladium project in Nunavut, Canada.

This MD&A supplements but does not form part of the unaudited financial statements and notes thereto for the period ended May 31, 2005. Consequently the following MD&A should be read in conjunction with the unaudited financial statements for the period ended May 31, 2005. Starfield’s Management is responsible for the preparation of these financial statements and notes thereto (which have been prepared in accordance with Canadian generally accepted accounting principles) and the MD&A. All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars unless otherwise stated.

Additional information, including the Company’s Annual Information Form and the unaudited financial statements and the notes thereto for the period ended May 31, 2005 may be found on SEDAR at www.sedar.com and the Company website www.starfieldres.com. Additionally, the Company files a Form 20F annually with the Securities and Exchange Commission in the U.S.A.

Certain statements in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to differ from anticipated future results. Readers are cautioned not to place undue reliance on these forward-looking statements and readers are advised to consider such forward-looking statements in light of the risks inherent in mining exploration.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters ending May 31, 2005.

	5/31/05	2/28/05	11/30/04	8/31/04	5/31/04	02/29/04	11/30/03	8/31/03
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	510,983	553,018	419,842	496,213	500,196	565,413	459,700	279,311
Stock based compensation	-	62,040	-	126,665	-	8,140	41,144-	-
Future income tax recovery	-	(238,074)	-	-	-	-	-	-
Loss – Canadian GAAP	510,983	376,984	419,842	624,878	500,196	573,553	500,844	279,311
Deferred mineral property costs	3,149,794	1,002,101	3,284,986	3,610,871	1,772,425	885,909	1,635,033	373,107
US GAAP Deferred income tax recovery and expense	-	238,074	-	-	-	-	-	-
Loss – US GAAP	3,660,777	1,617,159	3,704,828	4,235,749	2,272,621	1,459,462	2,135,877	652,418
Loss per share – Canadian GAAP	0.0039	0.0035	0.0040	0.0062	0.0054	0.0082	0.0076	0.0044
Loss per share – US GAAP	0.0282	0.0149	0.0356	0.0419	0.0247	0.0208	0.0327	0.0107
Weighted average number of shares	129,682,25 0	108,333,04 8	104,143,00 4	101,084,59 5	92,016,188	70,241,100	65,230,045	60,904.040
Total Assets	38,886,175	35,689,464	34,394,797	31,849,281	31,535,702	25,425,329	23,993,618	21,991,596

For the quarter ended May 31, 2005, the Company experienced no revenues, and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the quarter, exploration expenditures of $2,937,687 were conducted on the Company’s 100% owned Ferguson Lake property, including $180,180 on the recently staked Regional Claims. No exploration expenditures were made during this first quarter on the Starfield/Wyn property (the Company has an option to earn a 50% interest in this property).

During the quarter ended May 31, 2005, 7,382,195 outstanding share purchase warrants were exercised netting the Company $3,149,588. With the ongoing exploration expenditures during the quarter, the Company’s working capital position decreased to $456,929 as at May 31, 2005 compared to working capital of $839,920 at the end of the last fiscal year ended February 28, 2005. Subsequent to the end of the quarter, a private placement of 2,000,000 flow-through common share was closed to net $1,100,000, an additional 62,500 share purchase warrants were exercised to net $15,625 and 20,000 share purchase options were exercised to net $8,000. The additional capital raised will allow the Company to continue its current phase of exploration at Ferguson Lake and have sufficient working capital to meet its general and administrative expenses.

For fiscal 2006, the Company plans on spending approximately $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES FOR THE FIRST QUARTER ENDED MAY 31, 2005

	Quarterly Budget $	Actual $	Quarterly Variance $	YTD Budget $	Actual $	YTD Variance $
Travel & Conferences	150,000	271,388	121,388	150,000	271,388	121,388
Computer fees	15,000	3,658	(11,342)	15,000	3,658	(11,342)
Advertising & Promotion	60,000	31,368	(28,632)	60,000	31,368	(28,632)
Consulting	120,000	45,300	(74,700)	120,000	45,300	(74,700)
Management &
Investor Relations	51,000	39,800	(11,200)	51,000	39,800	(11,200)
Office & Rent	123,000	79,492	(43,508)	123,000	79,492	(43,508)
Professional Fees &
Regulatory Fees	60,000	38,874	(21,126)	60,000	38,874	(21,126)
TOTAL EXPENSES	579,000	509,880	(69,120)	579,000	509,880	(69,120)

GENERAL AND ADMINISTRATIVE EXPENSES

For the first quarter ended May 31, 2005, administrative expenses, excluding amortization expenses of $1,103, totaled $509,880 and was $69,120 under the budgeted expenses of $579,000. Most of the expenses came in under budget: consulting, computer fees, advertising and promotion, management and investor relations, office and rent and professional and regulatory fees. Due to changing personnel and space requirements, a number of these budgeted amounts may have to be adjusted for future fiscal periods. Travel and Conferences was $121,388 over budget, mainly a result of the increased corporate activities associated with the growing proportion of shareholders and sources of financing that are domiciled in Europe, and the need for the Company to continue to gain exposure at the national and international level.

FERGUSON LAKE EXPLORATION

During the quarter ended May 31, 2005, the Company expended $2,937,687 on exploration at its 100% owned Ferguson Lake nickel-copper-cobalt-platinum-palladium project, including $180,180 on the recently staked Regional Claims. There were no expenditures on the Wyn/Starfield 50% option property.

Deferred Exploration Expense Breakdown for the Quarter Ended May 31, 2005

a)	Ferguson Lake Original Claims -- 100% Starfield Resources Inc.
	• Personnel	$681,925
	• Aircraft support, including helicopter moves	379,965
	• Diamond drilling	430,747
	• Camp support costs including fuel	1,041,705
	• Analytical and geophysical services	199,477
	• Mobilization and demobilization	23,688
		$2,757,507
b)	Ferguson Lake Regional Claims -- 100% Starfield Resources Inc.
• Analytical and geophysical services	$180,180
$180,180
Total Deferred Exploration Expenses	$2,937,687

As at July 22, 2005 (the date of this report), drilling consisted of nine inclined diamond drill holes for approximately 3,639 meters of which eight delineation drill holes have been completed in the “Pit Area” and one hole in the 119 Zone infill area. Assay results for six massive sulphide intersections in the “Pit Area” and for one hole in the 119 Zone area have been received and made public. Assay results for low sulphide platinum-palladium intersections will be made public when available. In addition, during the quarter, the Company substantially expanded, by staking, its previous land holding of 358,967 acres to over 1,200,000 acres, and completed a 9,624 line kilometer airborne geophysical survey over 50% of its expanded property. SQUID ground geophysics, bore-hole geophysics, environmental surveys and metallurgical test work were all implemented during the quarter.

The 2005 Ferguson lake exploration season, to be conducted in two phases (the first of which will run to September 30, 2005), will consist of the following:

1.	Complete approximately 8,000 line kilometers of airborne geophysics over the original and newly-staked claims;

2.	Conduct follow up SQUID geophysics on priority conductors found in the 2005 airborne survey;

3.	Conduct diamond core drilling in the “Pit Area” West Zone to assist in the calculation of new resource evaluations for both the massive sulphides and low sulphide PGE targets;

4.	Conduct diamond core drilling along the West Zone to attempt to connect it to the 119 Zone;

5.	Continue a variety of metallurgical laboratory initiatives; and

6.	Possibly conduct further geophysical and, if warranted, exploration drilling on the Wyn Developments Inc. option property.

During the quarter, the Company continued its staking efforts covering favorable geological rock formations contiguous to the existing claim group. The Ferguson Lake project now covers an area that is approximately 125 kilometers east-west and 71 kilometers north-south at its widest section. For the most part, the Company’s mineral claims are surrounded by diamond explorers such as BHP Billiton/Shear Minerals/Stornoway Diamonds, Kennecott Canada Exploration, DeBeers Canada Exploration, BHP Billiton/Peregrine Diamond, and Indicator Minerals, all of whom have permitted exploration properties bordering or adjacent to Starfield.

Geotech Ltd., Aurora, Ontario has completed a regional-scale time domain electromagnetic (VTEM) and high-sensitivity magnetometer, helicopter-borne geophysical survey at Ferguson Lake. The VTEM-magnetic survey commenced in May, 2005, covered approximately 2,504 square kilometers of the Ferguson Lake Mineral District and consisted of 9,624 line kilometers at 300 meter line spacings.

The latest VTEM-magnetic results compare well with the very successful 2004 Geotech VTEM survey, which graphically discriminated the drilled east-west trending sulphide resources of the known Ferguson Lake conductive bodies to depths of 400-450 meters below the surface. Since 1999, Starfield has drilled 222 holes into this strong, continuous ground geophysical conductor caused by Cu+Ni+Co+Pd+Pt-bearing sulphides. The exceptional performance of the Geotech

VTEM survey to identify known and unknown, continuous, multi-kilometer, anomalous conductive trends across the original property caused Starfield Resources to expand its original property claims in 2004 and 2005.

Of particular note in the preliminary 2005 Geotech VTEM interpretation is a large, continuous conductive anomaly to the south of the original Ferguson Lake known Cu-Ni-Co-Pd-Pt sulphide mineralization - now referred to as the “Y-Lake” trend. Starfield’s geological crews have identified sulphide-bearing gossans and metavolcanic to mafic rocks coincident with the new VTEM anomaly. Property-wide, numerous additional east-west trending conductive targets are being sampled and analyzed for base metals and platinum group metals. Crone geophysical crews on site will conduct “state of the art” SQUID ground geophysical grid surveys along selected conductive trends. SQUID surveys were highly successful during Starfield’s 2004 exploration program in defining the extensive sheet(s) and plates of Cu-Ni-Co-Pd-Pt-bearing sulphides drilled along the multi-kilometer long east-west trending conductor.

The 2005 VTEM-magnetic, regional property-wide, airborne survey data is currently being compiled and evaluated by Geotech and Bob Lo, an independent geophysical advisor and consultant to Starfield Resources. Upon receipt of final reports and maps, information will be made available on the Company website (http://www.starfieldres.com).

Phase One exploration resource delineation drilling assay results from the “Pit Area” of the West Zone are highlighted in Table I and Table II.

TABLE I HIGHLIGHTS – PLATINUM AND PALLADIUM – MASSIVE SULPHIDE FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd %	Pt %	2%
05-220	-75°	48+50W/2+00N	268.30-280.32	12.02 (39.44)	1.21	1.06	0.143	3.74	0.31	4.05
		including	268.30-273.80	5.50 (18.04)	1.62	1.04	0.140	3.70	0.29	3.99
		and	275.00-280.32	5.32 (17.45)	1.00	1.31	0.177	4.53	0.38	4.91
		and	276.00-277.00	1.00 (3.28)	0.945	1.326	0.178	5.13	1.28	6.41
04-181	-75°	48+50W/1+75N	259.55-276.75	17.20 (56.43)	0.754	0.732	0.103	2.79	0.27	3.06
		including	263.38-269.75	6.37 (20.90)	0.910	1.147	0.164	4.30	0.50	4.80
		and	266.75-267.75	1.00 (3.28)	1.053	1.173	0.168	4.84	1.32	6.16
04-195	-75°	48+80W/1+75N	250.00-257.57	8.57 (28.12)	1.064	0.684	0.086	2.59	0.24	2.83
		including	250.97-255.60	4.63 (15.19)	0.944	1.129	0.144	4.21	0.37	4.58

Of particular interest in Table I is the 12-meter footwall massive sulphide intercept grading 1.21% Cu, 1.06% Ni, 0.143% Co, 3.74 g/t Pd and 0.31 g/t Pt encountered in hole 05-220. This intercept correlates well with the massive sulphides found in holes 04-181 and 04-195 drilled during the 2004 exploration campaign in the same area (Table I). This style of mineralization, which is characterized by higher grade base and precious metals (palladium plus platinum: 2PGE=4.05 g/t), is open to expansion.

To date, eight delineation drill holes have been completed in the “Pit Area”, and main sulphide lens(es) assays for six holes have been received (Table II). Highlights include holes 05-218 and 05-219. Results for all PGE low-sulphide intercepts for the eight holes are pending.

TABLE II WEST ZONE : MAIN SULPHIDE LENS(ES), “PIT AREA”, ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
05-215	-60°	38+00W/1+90N	134.18-137.00	2.82 (9.25)	0.637	1.23	0.154	1.70	0.21	1.91
05-216	-60°	37+60W/1+60N	108.75-110.00	1.25 (4.10)	1.057	0.995	0.205	1.55	0.27	1.82
05-217	-50°	45+50W/1+70N	114.92-116.57	1.65 (5.41)	0.622	0.834	0.108	1.19	0.23	1.42
			132.77-134.29	1.52 (4.99)	1.189	0.736	0.092	1.32	0.14	1.46
05-218	-60°	45+50W/1+70N	131.45-141.00	9.55 (31.33)	1.21	0.898	0.113	1.65	0.22	1.87
		(including	135.65-141.00	5.35 (17.55)	1.036	0.993	0.121	1.75	0.21	1.96
05-219	-60 °	48 +50W/2+00N	157.64-165.26	7.62 (25.00)	1.15	1.03	0.122	1.84	0.47	2.31
05-220	-75 °	48 +50W/2+00N	203.25-206.50	3.25 (10.66)	1.10	0.658	0.085	1.46	0.17	1.63

“Infill” drilling (two drills) is targeting the undrilled portion of the strong conductor identified between the 119 Zone (L76+00W) and the West Zone (L68+00W). Assay results from the first infill hole, 05-223, are reported in Table III. This drill hole was collared 200 meters further to the east of the 119 Zone, and intercepted two massive sulphide lenses. The second lens intercepted an impressive 18.5 meters grading 1.66% Cu, 0.87% Ni, 0.10% Co, 2.31 g/t Pd and 0.31 g/t Pt.

TABLE III 119 ZONE INFILL ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
05-223	-70°	74+00W/6+25N	1017.30-1022.20	4.90 (16.08)	1.83	0.568	0.077	1.62	0.18	1.80
		(including	1020.00-1022.00	2.20 (7.22)	1.10	1.06	0.143	2.45	0.35	2.80
			1049.00-1067.50	18.50 (60.70)	1.66	0.87	0.10	2.31	0.31	2.62
		(including	1056.00-1057.00	1.00 (3.28)	1.291	0.987	0.117	2.55	2.74	5.29
     *2PGE=Pt+Pd

The 119 Zone was discovered in 2002 and had an original strike length of 400 meters. The planned “infill” drilling in 2005 is expected to continue to expand the zone’s resources with stepouts of 200 meters. The 119 Zone area and infill portion have been recently “SQUID surveyed” using ground geophysics, and all 2005 drill holes will also be down-hole PEM surveyed by Crone Geophysics. These surveys and the planned drilling will assist in defining the characteristics of the 119 Zone area where up to three parallel sulphide lenses were previously intercepted. It is important to note that interval 1056m to 1057m contains 5.29 2PGE (2.55 g/t Pd and 2.74 g/t Pt).

The Company is progressing well on several other related issues. It has contracted with Dr. Isabelle Clark, a noted mining engineering geostatistician, who has visited the property. She has advised on where best to collar a series of drill holes in the Pit Area, to assist her in conducting geostatistical analysis of all Company drilling results. Her work is expected to result in a 43-101 compliant report as a prerequisite to resource estimate criteria required for scoping studies.

Rescan Environmental has been conducting further water quality studies, archaeological studies, metrological tower installation and site evaluation for permanent camp installations, expanded ground airstrip and potential pilot plant site selection.

Dr. Bryn Harris, a noted metallurgist, is heading up a variety of test work in Canada, along with metallurgical test work being conducted in South Africa and Australia.

Pincock Allen and Holt, a Denver-based mining engineering firm has been contracted to prepare a scoping study and report.

DIRECTORS AND OFFICERS

Glen J. Indra	Director and Chief Executive Officer
Glen Macdonald	Director and Chief Financial Officer
Henry Giegerich	Director
Ross Glanville	Director
Robert Maddigan	Director

LIQUIDITY AND SOLVENCY

The Company had working capital of $456,929 at May 31, 2005 compared to working capital at the end of the fiscal year February 28, 2005 of $839,920. Subsequent to the quarter end, a further $1,123,625 was raised on completion of a flow-through private placement and through the exercise of share purchase warrants and share purchase options (see Subsequent Events).

There have been no changes in accounting policies, and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize any financial or other instruments in its operations.

RELATED PARTY TRANSACTIONS

For the quarter ending May 31, 2005, management fees in the amount of $9,000 were paid to the Chief Financial Officer and $18,000 was paid to a corporation controlled by the President and Chief Executive Officer of the Company. Consulting fees totaling $9,000 for the quarter ending May 31, 2005 were paid to other Directors of the Company for their work on the Audit, Compensation and Corporate Governance committees.

SUBSEQUENT EVENTS

On June 23, 2005 the Company announced a private placement in the amount of $1,100,000, consisting of 2,000,000 flow-through common shares priced at $0.55 per share.

In July, 2005, the Company received $15,625 pursuant to the exercise of 62,500 November 7, 2005 share purchase warrants.

In July, 2005, the Company received $8,000 pursuant to the exercise of 20,000 August 27, 2009 share purchase options.